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                            October 19, 2022

       Marcos Gradin
       Chief Financial Officer
       Loma Negra Compania Industrial Argentina Sociedad Anonima
       Cecilia Grierson 355 , 4th Floor
       Zip Code C1107CPG     Ciudad Aut  noma de Buenos Aires
       Republic of Argentina

                                                        Re: Loma Negra Compania
Industrial Argentina Sociedad Anonima
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Response dated
September 1, 2022
                                                            File No. 1-38262

       Dear Marcos Gradin:

               We have reviewed your September 1, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 18, 2022 letter.

       Form 20-F for the Year Ended December 31, 2021

       General

   1. We note your response to our comment indicating you will prepare and file the appropriate technical
reports and provide additional disclosures in your Form 20-F for the fiscal year ended
December 31, 2022 to comply with Item 1300 of Regulation S-K. We believe that the
omitted information is material, and that an amendment to your Form 20-F for fiscal year ended
December 31, 2021 is appropriate. Additionally, in light of the omission of S-K 1300
disclosures and related technical reports, please reassess your conclusion that your
disclosure controls and procedures were effective as of December 31,
                                                        2021.
 Marcos Gradin
Loma Negra Compania Industrial Argentina Sociedad Anonima
October 19, 2022
Page 2

      If you have questions regarding mining comments, please contact Ken Schuler, Mine
Engineer at (202) 551-3718 or Craig Arakawa at (202) 551-3650. You may contact Mindy
Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 with any other questions.



FirstName LastNameMarcos Gradin                     Sincerely,
Comapany NameLoma Negra Compania Industrial Argentina Sociedad Anonima
                                                    Division of Corporation
Finance
October 19, 2022 Page 2                             Office of Manufacturing
FirstName LastName